NEWS RELEASE	ELD No. 10-19
TSX: ELD NYSE: EGO ASX: EAU	Novemember 2, 2010

Eldorado Announces the First Shipment of Iron Ore from the Vila Nova Mine

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) is pleased to announce that Eldorado has completed its first shipment of iron ore produced from its Vila Nova Mine (“Vila Nova” or “Mine”), located in Amapa State, Brazil. Loading of the shipment was completed on November 2, 2010 and the vessel has left the port facility.

This shipment consisted of 45,000 tonnes of lump ore grading approximately 63% Fe that was sold into the Chinese spot market. The next shipment will occur later in November 2010 and will consist of an additional 45,000 tonnes of sinter ore.

These shipments are part of the 2010 trial mining plan which was developed to test the ore quality, plant throughput and transportation logistics. Vila Nova intends to ship an additional 90,000 tonnes under this plan.

Paul N. Wright commented, “We are pleased to be able to realize the first shipment of iron ore from our Vila Nova Mine and I would like to thank our Brazilian team for their outstanding efforts. Vila Nova is part of our strategy to expand our business in Brazil which we see as an important component in the continued growth of Eldorado Gold”.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE (NYSE: EGO). Eldorado’s CDI trade on the Australian Securities Exchange (ASX: EAU).

Contact:

Norm Pitcher, Chief Operating Officer

Eldorado Gold Corporation

Phone: 604.601-6651 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: normp@eldoradogold.com

Website www.eldoradogold.com

Request for information packages:laurelw@eldoradogold.com